Exhibit 99.1

Mountain Province Diamonds Commences Tuzo Deep Drill Program and Kennady Lake Airborne Gravity Survey

Shares Issued and Outstanding: 80,295,558
TSX: MPV
NYSE- AMEX: MDM

TORONTO AND NEW YORK, Oct. 7, 2011 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE-AMEX: MDM) is pleased to announce that the 50-meter line spacing airborne gravity survey over both the 100%-controlled Kennady North Diamond Project and 49%-controlled Gahcho Kué Joint Venture Project has commenced. The survey, which is being conducted by Fugro Airborne Survey Corp., is expected to be completed by the end of October, subject to weather conditions.

Patrick Evans, President and CEO of Mountain Province, commented: "The Fugro airborne gravity survey is the first property-wide airborne gravity survey to be conducted at Kennady Lake since the start of exploration, approximately 17 years ago. We are hopeful that additional kimberlites will be identified at both the Gahcho Kué Project and the Kennady North Diamond Project. Preliminary results should be available within two weeks following completion of the survey."

Mountain Province is also pleased to announce that the first of two drill rigs has commenced drilling the Tuzo kimberlite at the Gahcho Kué Project as part of the Tuzo Deep Project. The drilling program is intended to test the depth extension of the Tuzo kimberlite between 350 and 750 meters. As part of the current program, five holes will be drilled from two land-based platforms to the north and south of the massive Tuzo kimberlite. The second drill rig is expected to arrive at Kennady Lake before the end of October. The five-hole drill program is expected to be completed prior to year end. Final analysis of the results is expected by the end of quarter one 2012.

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Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and highest grade diamond development project. A December 1, 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Mountain Province also controls 100% of the Kennady North Diamond Project adjacent to the De Beers JV property. Kennady North hosts four known diamondiferous kimberlites and a number of unexplained kimberlite mineral indicators.

Mountain Province Diamonds is included in the S&P/TSX Global Mining Index.

Qualified Person

This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-670-5114
401 Bay Street, Suite 2700
Toronto, Ontario M5H 2Y4
Phone: (416) 361-3562
Fax: (416) 603-8565
www.mountainprovince.com
E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 11:13e 07-OCT-11